Mail Stop 4-6

December 29, 2004

Mr. John W. Low
Chief Financial Officer and Secretary
Spescom Software Inc.
10052 Mesa Ridge Court, Suite 100
San Diego, California 92121

Re:	Spescom Software Inc.
	Registration Statement on Form S-2 filed December 7, 2004
	File No. 333-121038

Dear Mr. Low:

      This is to advise you that we have limited our review of the above registration statement to the disclosure identifying the filings incorporated by reference in the prospectus and the documents to be delivered with that prospectus. Based on that limited review of your filing, we have the comments below. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Information Incorporated by Reference

1. You have incorporated by reference your recently filed Form 10-K for the fiscal year ended September 30, 2004. Your Form 10-K, however, incorporates by reference Part III information from your definitive proxy statement which has not yet been filed. Your registration statement is not complete until the required Part III information is made available either by the filing of your definitive proxy statement or by including the information in an amended Form 10-K. For additional guidance, please refer to interpretation H.6 of our July 1997 Manual of Publicly Available Telephone Interpretations that concerns filings on Form S-3, and which is applicable by analogy to your filing.

2. With respect to disclosure required by Item 11 of Form S-2, it does not appear that you are availing yourself of the optional presentation under Item 11(b) as the information required by such section is not presented in your prospectus. Please clarify in your disclosure that pursuant to Item 11(a) of Form S-2 your prospectus will be accompanied by a copy of your most recent Form 10-K when the prospectus is delivered.

3. Please inform us of the authority on which your definitive proxy statement for the fiscal year ended September 30, 2003 is incorporated by reference into your Form S-2. Please refer to Rule
411 and Item 12 of Form S-2 in addressing this comment. Rule 411 indicates that information required in a prospectus may not be incorporated unless the incorporation by reference is authorized by the applicable form. However, Item 12 of Form S-2 does not list proxy statements among the documents that must or may be incorporated by reference into the Form S-2.

4. On page 23 of your filing, you have incorporated future filings under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act. Please note that in contrast to the requirements of Form S-3, Form S-2 does not authorize incorporation of future filings under the Exchange Act.
Please revise.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 942-1871 with any questions. If you need further assistance, you may contact me at
(202) 942-1818 or, in my absence, Barbara C. Jacobs, Assistant
Director, at (202) 942-1800.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal
cc:	Via Facsimile
	Russell C. Hansen
	Betsy D. Austin
	Gibson, Dunn & Crutcher, LLP
	1881 Page Mill Road
	Palo Alto, California 94304
	Telephone: (650) 849-5300
	Facsimile:  (650) 849-5333